Filed pursuant to Rule 424(b)(3)
Registration No. 333-186111

ARC REALTY FINANCE TRUST, INC.

SUPPLEMENT NO. 5, DATED SEPTEMBER 10, 2014,
TO THE PROSPECTUS, DATED APRIL 22, 2014

This prospectus supplement, or this Supplement No. 5, is part of the prospectus of ARC Realty Finance Trust, Inc., or the Company, dated April 22, 2014, or the Prospectus, as supplemented by Supplement No. 3, dated July 25, 2014, or Supplement No. 3, and Supplement No. 4, dated August 11, 2014, or Supplement No. 4. This Supplement No. 5 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 3 and Supplement No. 4 and should be read in conjunction with our Prospectus, Supplement No. 3 and Supplement No. 4. This Supplement No. 5 will be delivered with the Prospectus, Supplement No. 3 and Supplement No. 4. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. Defined terms used herein shall have the meaning ascribed to those terms in the prospectus, as supplemented from time to time, unless the context otherwise requires.

The purpose of this Supplement No. 5 is to, among other things:

•	update the status of our initial public offering, shares currently available for sale and our declaration of distributions; and
•	update our prospectus, including our description of portfolio investments and our borrowings.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 80.0 million shares of our common stock (excluding shares to be issued under our DRIP) on February 12, 2013. On May 14, 2013, we satisfied the general escrow conditions of our public offering of common stock. On such date, we received and accepted aggregate subscriptions equal to the minimum of $2.0 million in shares of our common stock and broke general escrow. As part of this general escrow break, we issued $1.0 million in shares of our common stock to our sponsor, American Realty Capital VIII, LLC, at $22.50 per share. Additionally, as of July 31, 2014, we received aggregate subscriptions of approximately $199.4 million. Accordingly, we are now accepting subscriptions from residents of all states.

We will offer shares of our common stock until February 12, 2015, unless the offering is extended in accordance with the Prospectus, as supplemented from time to time, provided that the offering will be terminated if all 80.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our DRIP for sale in our primary offering).

As of July 31, 2014, we had acquired 20 loan investments and six commercial mortgage backed securities, or CMBS, investments. As of July 31, 2014, we had real estate mortgage debt investments with a total carrying value of $167.7 million and our CMBS investments had a fair value of $30.6 million. As of June 30, 2014, we had incurred cumulative offering costs of $18.0 million in connection with the issuance and distribution of our shares of common stock in this offering.

Shares Currently Available for Sale

As of July 31, 2014, there were approximately 8.0 million shares of our common stock outstanding, including unvested restricted stock. As of July 31, 2014, there were approximately 72.1 million shares of our common stock available for sale, excluding shares available under our DRIP. As of July 31, 2014, we had received aggregate gross offering proceeds of $199.4 million.

Declaration of Distributions

On May 13, 2013, our board of directors authorized, and we declared, a distribution rate which will be calculated based on stockholders of record each day during the applicable period at a rate of $0.00565068493 per day based on a price of $25.00 per share of common stock. The distributions began to accrue on May 30, 2013. The distributions will be payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month.

The first distribution was paid on June 3, 2013 to stockholders of record at the close of business each day during the period from May 30, 2013 (30 days following our initial loan acquisition) through May 31, 2013. We have continued to pay distributions to our stockholders each month since our initial distribution payment.

	Three Months Ended June 30,				Six Months Ended June 30,
	2014		2013		2014		2013
Distributions:
Cash distributions paid	$1,108,358		$507		$1,631,193		$507
Distributions reinvested	650,840		526		916,361		526
Total distributions	$1,759,198		$1,033		$2,547,554		$1,033
Source of distribution coverage:
Cash flows provided by operations	$1,108,358	63.0%	$—	—%	$1,108,358	43.5%	$—	—%
Proceeds from issuance of common stock	—	—	507	49.1	522,835	20.5	507	49.1
Common stock issued under DRIP	650,840	37.0	526	50.9	916,361	36.0	526	50.9
Total sources of distributions	$1,759,198	100.0%	$1,033	100.0%	$2,547,554	100.0%	$1,033	100.0%
Cash flows provided by (used in) operations (GAAP)	$1,122,869		$(78,436)		$84,919		$(78,436)
Net income (GAAP)	$585,037		$(140,132)		$810,823		$(145,151)

There can be no assurance that any such distribution will be paid to stockholders. The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time.

As of June 30, 2014, we owned 17 loan investments and three CMBS investments and have limited historical operating cash flows. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including proceeds from this offering, which may reduce the amount of capital we ultimately invest in properties or other permitted investments, and negatively impact the value of your investment.

For the three months ended June 30, 2014, cash flows provided by operations covered our distributions, calculated in accordance with GAAP. As shown in the table above, we funded distributions with cash flows provided by operations and common stock issued pursuant to our DRIP. To the extent we pay distributions in excess of cash flows provided by operations, your investment may be adversely impacted. See “Risk Factors — Risks Related to an Investment in ARC Realty Finance Trust, Inc. — Distributions paid from sources other than our cash flow from operations, particularly from proceeds of this offering, will result in us having fewer funds available for the acquisition of targeted investments and may dilute your interests in us, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect your overall return on an investment in our common stock.”

PROSPECTUS UPDATES

Prospectus Summary

The second sentence under the heading “How do I subscribe for shares?” on page 26 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Alternatively, unless you are an investor in Alabama, Arkansas, Kentucky, Maryland, Massachusetts, Nebraska, North Carolina or Tennessee, you may complete and sign the multi-offering subscription agreement in the form attached hereto as Appendix C-2, which may be used to purchase shares in this offering as well as shares of other products distributed by our dealer manager; provided, however, that an investor has received the relevant prospectus(es) and meets the requisite criteria and suitability standards for any such other product(s).”

Description of Portfolio Investments

The following disclosure is hereby added as the first full paragraph under the subheading “Portfolio Investments” on page 142 of the prospectus.

“Overview of Our Current Portfolio

Deal Name	Initial Loan Amount	Region	Loan Type	Property Type	Interest Rate Type	Loan-to- Value Ratio(1)	Initial Term (in years)	Fully Extended Term (in years)
W Minneapolis	$6,500,000	North Central	Credit Loan	Hotel	Fixed	77%	10	10
Regency Park Apts	$5,000,000	South Central	Credit Loan	Multifamily	Fixed	74%	5	5
121 West Trade	$9,000,000	South East	Credit Loan	Office	Floating	78%	3	5
HILT 2013-HLF DFL	$5,000,000	Various	CMBS	Hotel	Floating	42%	5	5
545 Madison Avenue	$5,000,000	North East	Credit Loan	Office	Fixed	64%	10	10
Hampton Inn LGA	$5,000,000	North East	Credit Loan	Hotel	Fixed	71%	10	10
Southern U.S. Student Housing Portfolio	$4,000,000	Various	Credit Loan	Student Housing	Fixed	75%	10	10
Burger King Portfolio	$10,000,000	Various	Credit Loan	Net Lease Retail	Fixed	50%	10	10
Four Seasons Las Colinas	$11,000,000	South Central	Credit Loan	Hotel	Floating	70%	2	5
GPPT 2014-GPP D	$4,500,000	Various	CMBS	Mixed Use	Floating	61%	2	5
Element DFW Airport Hotel	$3,000,000	South Central	Credit Loan	Hotel	Fixed	82%	5	5
JPMCC 2014-FL4 D	$5,000,000	Various	CMBS	Various	Floating	44%	2.7	2.7
Green Hills Corporate Center	$7,000,000	Mid-Atlantic	Credit Loan	Office	Fixed	78%	5	5
Cardinal Portfolio	$5,750,000	South East	Credit Loan	Multifamily	Floating	72%	3	5
4550 Van Nuys Blvd	$13,450,000	Pacific	1st Mortgage	Retail	Floating	70%	3	5
Riverwalk II	$10,000,000	Great Lakes	Credit Loan	Office	Floating	80%	2	5
Pinnacle at Encino Commons	$1,962,500	South Central	Credit Loan	Retail	Fixed	85%	10	10
Remington	$3,480,000	South Central	Credit Loan	Multifamily	Fixed	85%	10	10
KinderCare	$12,300,000	Various	1st Mortgage	Retail	Floating	75%	2	5
Fairmont Hotel	$35,000,000	Pacific	Credit Loan	Hotel	Floating	70%	2	5
208 S. LaSalle (I)	$14,000,000	Great Lakes	1st Mortgage	Mixed Use	Floating	70%	1	2
208 S. LaSalle (II)	$7,000,000	Great Lakes	Credit Loan	Mixed Use	Floating	84%	3	5
1154 Sonora Court	$5,350,000	Pacific	1st Mortgage	Office	Floating	74%	3	5
Thornton Buildings	$31,050,000	Pacific	1st Mortgage	Mixed Use	Floating	71%	3	5
JPMCC 2014-INN E	$6,020,000	Various	CMBS	Hotel	Floating	53%	2	5
HILT 2014-ORL D	$5,000,000	Southeast	CMBS	Hotel	Floating	37%	2	7
HILT 2014-ORL E	$5,000,000	Southeast	CMBS	Hotel	Floating	47%	2	7
Hotel Madeline	$29,000,000	Mountain	1st Mortgage	Mixed Use	Floating	42%	5	5

(1)	Represents the initial loan-to-value ratio at the date of closing.

The table above provides information regarding out portfolio as of September 4, 2014. Below is a description of certain of our material investments.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following disclosure is hereby added after the last full paragraph under the subheading “Liquidity and Capital Resources” on page 154 of the prospectus.

“On June 18, 2014, we, through our indirect wholly-owned subsidiary, entered into an Uncommitted Master Repurchase Agreement, or the JPM Repo Facility, with JPMorgan Chase Bank, National Association. The JPM Repo Facility provides up to $150.0 million in advances, subject to adjustment, which we expect to use to finance the acquisition or origination of eligible loans, including first mortgage loans, junior mortgage loans, mezzanine loans and participation interests therein. Advances under the JPM Repo Facility accrue interest at per annum rates equal to the sum of (i) the applicable LIBOR index rate plus (ii) a margin of between 2.25% to 4.50%, depending on the attributes of the purchased assets. The initial maturity date of the JPM Repo Facility is June 18, 2016, with a one-year extension at our option, which may be exercised upon the satisfaction of certain conditions. The JPM Repo Facility acts in the manner of a revolving credit facility that can be repaid as our assets are paid off and re-drawn as advances against new assets. In connection with the JPM Repo Facility, we agreed to guarantee certain obligations of our wholly-owned subsidiary. The guaranty contains financial covenants that require us to satisfy certain minimum net worth requirements.

On September 5, 2014, we, through our indirect wholly-owned subsidiary, entered into a Master Repurchase Agreement, or the Barclays Repo Facility, with Barclays Bank PLC. The Barclays Repo Facility provides up to $150.0 million in advances, subject to adjustment, which we expect to use to finance the acquisition or origination of eligible loans, including first mortgage loans, senior notes and senior participation interests therein. Advances under the Barclays Repo Facility accrue interest at per annum rates equal to the sum of (i) the applicable LIBOR index rate plus (ii) a margin of between 2.00% to 2.50%, depending on the attributes of the purchased assets. The initial maturity date of the Barclays Repo Facility is September 4, 2015, with four successive six-month extension periods at our option, which may be exercised upon the satisfaction of certain conditions. The Barclays Repo Facility acts in the manner of a revolving credit facility that can be repaid as our assets are paid off and re-drawn as advances against new assets. In connection with the Barclays Repo Facility, we agreed to guarantee certain obligations of our wholly-owned subsidiary. The guaranty contains financial covenants that require us to satisfy certain requirements, including those relating to interest coverage, liquidity and total liabilities.”

Plan of Distribution

The first paragraph under the heading “Volume Discounts” on page 228 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“In connection with sales of certain minimum numbers of shares to a “single purchaser,” as defined below, certain volume, or quantity, discounts resulting in reductions in selling commissions payable with respect to such sales are available to investors. In such event, any such reduction will be credited to the investor by reducing the purchase price per share payable by the investor.”

The last two paragraphs under the heading “Volume Discounts” on page 231 of the Prospectus are hereby replaced in their entirety with the following disclosure.

“California residents should be aware that quantity discounts will not be available in connection with the sale of shares made to California residents to the extent such discounts do not comply with the provisions of Rule 260.140.51 adopted pursuant to the California Corporate Securities Law of 1968. Pursuant to this Rule, quantity discounts can be made available to California residents provided that there is compliance with all of the following six (6) conditions:

•	there can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;
•	all purchasers of the shares must be informed of the available quantity discounts;
•	the same quantity discounts must be allowed to all purchasers of all shares which are part of the offering;
•	the minimum amount of shares on the purchase of which quantity discounts are allowed cannot be less than $10,000;

•	the variance in the price of the shares must result solely from a different range of commissions, and all discounts allowed must be based on a uniform scale of commissions; and
•	the applicant for qualification of the securities justifies allowance of the proposed quantity discounts by a showing that the aggregate amount thereof does not exceed, and that the measure of such discounts is reasonably related to, the saving of selling expense to be achieved in the sale of the quantities of securities for which such discounts are allowed.

Accordingly, quantity discounts for California residents will be available in accordance with the above table of uniform discount levels based on dollar quantity of shares purchased, but no discounts are allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the number of shares purchased.”

The third sentence under the heading “Subscription Process” on page 231 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Alternatively, unless you are an investor in Alabama, Arkansas, Kentucky, Maryland, Massachusetts, Nebraska, North Carolina or Tennessee, you may complete and sign the multi-offering subscription agreement in the form attached hereto as Appendix C-2, which may be used to purchase shares in this offering as well as shares of other products distributed by our dealer manager; provided, however, that an investor has received the relevant prospectus(es) and meets the requisite criteria and suitability standards for any such other product(s).”

How To Subscribe

The second sentence of the second bullet under the section “How to Subscribe” on page 233 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Alternatively, unless you are an investor in Alabama, Arkansas, Kentucky, Maryland, Massachusetts, Nebraska, North Carolina or Tennessee, you may wish to complete the execution copy of the multi-offering subscription agreement, which may be used to purchase shares in this offering as well as shares of other products distributed by our dealer manager; provided, however, that you have received the relevant prospectus(es) and meet the requisite criteria and suitability standards for any such other product(s).”